                                                                    EXHIBIT 99.4
                                                           [English Translation]
                                                               December 30, 2002

                              HANARO TELECOM, INC.

               RESOLUTION OF THE BOARD OF DIRECTORS ON CALLING OF
                       EXTRAORDINARY SHAREHOLDERS MEETING

------------------------------------------------------------------------------------------------------------------------------------
1. Date of the Resolution of Board of Directors                                    December 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
   - Presence of Outside Director(s)                     Present (No.)        3         Absent (No.)                  2
------------------------------------------------------------------------------------------------------------------------------------
   - Presence of Auditor(s)                                   Yes
------------------------------------------------------------------------------------------------------------------------------------
2. Reason for Calling of Shareholders' Meeting                Extraordinary Shareholders' Meeting
------------------------------------------------------------------------------------------------------------------------------------
3. Scheduled Date of Shareholders' Meeting        Date                 February 21, 2003
                                                  ----------------------------------------------------------------------------------
                                                  Time                     10:00 A.M.
------------------------------------------------------------------------------------------------------------------------------------
4. Scheduled Place of Shareholders' Meeting             10/F Hanaro Telecom Ilsan Information Center, 726 Changhang 2-dong,
                                                        Ilsan-ku, Koyang-shi, Kyunggi-do
------------------------------------------------------------------------------------------------------------------------------------
5. Agenda and Major Issues                              1. Approval of per share price of rights issue below par value
                                                        ----------------------------------------------------------------------------
                                                        2. Approval of new rights issue
                                                        ----------------------------------------------------------------------------
                                                        3. Approval of amendment of Articles of Incorporation
                                                        ----------------------------------------------------------------------------
                                                        4. Appointment of director
------------------------------------------------------------------------------------------------------------------------------------
6. Details of Resolution                                Approved as proposed
------------------------------------------------------------------------------------------------------------------------------------
6. Others                                               - Since there are no separate dates for the record date and the period for closing of shareholder register for the extraordinary shareholders meeting, the shareholders on our shareholder register on the date of the extraordinary shareholders meeting are the shareholders with voting rights.
                                                        However, since pursuant to 13-1 of the Articles of Incorporation, the shareholder register closing in the period from January 1, 2003 to the date of the annual shareholders meeting is prohibited, the shareholders on the shareholder register as of December 31, 2002 are the shareholders with voting rights.
                                                        ----------------------------------------------------------------------------
                                                        - The date, venue and agenda for the extraordinary shareholders meeting are subject to change. Any changes or additional information will be notified through the notice of extraordinary shareholders meeting to shareholders.

                                                        ----------------------------------------------------------------------------
                                                        - The specific agenda for the extraordinary shareholders meeting will be confirmed by a board meeting before the dissemination of the notice of the extraordinary shareholders meeting to shareholders.

                                                        ----------------------------------------------------------------------------
                                                        - In the event that the Investment Agreement with our foreign shareholders becomes null and void, this resolution also becomes null and void.
------------------------------------------------------------------------------------------------------------------------------------